EQUITABLE HOLDINGS, INC.
CLAWBACK AND FORFEITURE POLICY
The Board of Directors (the “Board”) of Equitable Holdings, Inc. (the “Company”) has determined that it is in the best interests of the Company to adopt this policy (the “Policy”) providing for the recoupment of Incentive Compensation and Variable Compensation (each, as defined below) paid to, awarded to, or Received (as defined below) by Covered Persons (as defined below) in certain circumstances.
This Policy was originally adopted on April 23, 2018, and was amended on May 4, 2018. The Policy was adopted in its present form on September 21, 2023, having an effective date (the “Effective Date”) of October 2, 2023, and the present form of this Policy will succeed the prior versions of this Policy for Incentive Compensation and Variable Compensation paid to, awarded to, or Received by Covered Persons from and after the Effective Date.
I.Definitions
Accounting Restatement
An accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R restatement”), or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r restatement”).
Applicable Rules
Applicable rules or regulations adopted by the Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange (the “NYSE”) pursuant to Rule 10D-1 of the Securities Exchange Act of 1934 (the “Act”), including, without limitation, NYSE Listing Standard 303A.14.
Clawback Eligible Incentive Compensation
In connection with an Accounting Restatement and with respect to each individual who served as an Officer at any time during the applicable performance period for any Incentive Compensation (whether or not such individual is serving as an Officer at the time the Erroneously Awarded Compensation is required to be repaid), all Incentive Compensation Received by such individual (i) on or after the Effective Date, (ii) after beginning service as an Officer, (iii) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (iv) during the applicable Clawback Period.
Clawback Period
With respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.
Committee
The Compensation Committee of the Board.
Covered Person
Any current or former “officer” of the Company for purposes of Section 16 of the Act (an “Officer”).
Erroneously Awarded Compensation
With respect to each Covered Person in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.

Financial Reporting Measures
Measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall for purposes of this Policy be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.
Incentive Compensation
Any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
Received
The actual or deemed receipt of Incentive Compensation, and Incentive Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if payment or grant of the Incentive Compensation occurs after the end of that period.
Recoupment Period
The three (3) year period preceding the date on which the Committee determines that a Covered Person has committed fraudulent or wrongful conduct.
Restatement Date
The earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.
Variable Compensation
Any payment in cash, stock or other property pursuant to any incentive-based compensation plan, program or arrangement (including, without limitation, from the exercise of any compensatory stock option) established or maintained by the Company.
II.Mandatory Recoupment Following an Accounting Restatement
In the event of an Accounting Restatement, the Committee shall promptly determine the amount of any Erroneously Awarded Compensation for each Covered Person in connection with such Accounting Restatement and shall promptly thereafter provide each Covered Person with a written notice containing the amount of Erroneously Awarded Compensation and a demand for repayment or return. For Incentive Compensation based on (or derived from) stock price or total shareholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive Compensation was Received (in which case, the Company shall maintain documentation of such determination of that reasonable estimate and provide such documentation to the NYSE).
The Committee will have broad discretion to determine the appropriate means of recovery of Erroneously Awarded Compensation based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery. Without limiting the foregoing, and subject to the provisions set forth in this Policy, the Committee shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include, without limitation (i) seeking reimbursement of all or part of any cash or equity-based award; (ii) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid; (iii) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder; and (iv) any other method authorized by applicable law or contract. For the avoidance of doubt, unless the Committee determines that recovery is impracticable in accordance with the Applicable Rules, the Company may not accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of a Covered Person’s obligations under this Policy.
To the extent that a Covered Person fails to repay all Erroneously Awarded Compensation when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Covered Person. The applicable Covered Person shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in such circumstance.
The Company shall not indemnify any Covered Person against the loss of any Incentive Compensation pursuant to this Policy, nor shall the Company agree to exempt any Incentive Compensation from this Policy or to waive the Company right to recovery of any Erroneously Awarded Compensation. The Committee need not recover the excess amount of Incentive Compensation if and to the extent the Committee determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions under the Applicable Rules.
This Section II, and the related provisions of this Policy, are intended to comply with the Applicable Rules, and this Policy shall be administered and interpreted in a manner that is consistent with the Applicable Rules, as well as any other applicable law, and shall otherwise be interpreted in the business judgment of the Committee. To the extent the Applicable Rules require the recovery of Incentive Compensation in additional circumstances beyond those specified herein, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Incentive Compensation to the fullest extent required by the Applicable Rules.
III.Recoupment Due to Fraudulent or Wrongful Conduct
In addition to (and without limiting) the provisions of Section II above, in the event that the Committee, in its sole discretion, determines that any Covered Person committed fraudulent or wrongful conduct during the Recoupment Period and received any Variable Compensation during the Recoupment Period, then the Company will use reasonable efforts to recover from such Covered Person up to 100% (as determined by the Committee in its sole discretion as appropriate based on the conduct involved) of such Variable Compensation. Further, in addition to (and without limiting) the provisions of Section II above, if the Company is required to prepare an accounting restatement of its financial results due to material noncompliance of the Company with any financial reporting requirement under applicable law caused by the fraud, misconduct or gross negligence of a Covered Person, the Company will use reasonable efforts to recover any Variable Compensation that was vested in and/or paid to the Covered Person based wholly or in part on the application of objective financial performance criteria measured during any part of the period covered by the accounting restatement, that would not have been paid to the Covered Person if the financial results had been properly reported.
IV.Administrative Authority
The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. Except as may otherwise be required by the Applicable Rules, and/or set forth in the provisions of Section II above and the related provisions of this Policy, (i) in making any determination with respect to exercise of its authority hereunder, the Committee may take into account any facts, documents, statements or other evidence that it determines to be necessary or appropriate for purposes of making a determination, (ii) in determining the amount of any recoupment that is to be sought under the terms of this policy, the Committee may take into account any and all factors that it determined to be appropriate, including the likelihood and costs of recovery, compliance with applicable law, the ability of the Covered Person to repay such amount, the tax consequences of the original payment and/or the recoupment to the Covered Person subject to this Policy, any other potentially adverse consequences for the Company arising from seeking such recoupment and any mitigating factors that it shall deem relevant to its determination, and (iii) in no event shall the Company seek to recover any compensation pursuant to this policy if, and the extent that, recovery of such amount would result in the Company violating any applicable federal, state or local law, rule or regulation pertaining to the payment of wages or employment. Subject to compliance with any applicable law, the Committee may affect recovery under this Policy from any amount otherwise payable to the Covered Person, including amounts payable to such individual under any otherwise applicable plan or program of the Company.
Any determination, interpretation or other action by the Committee pursuant to this Policy shall be final, binding and conclusive. The Committee has the sole authority to construe, interpret and implement this Policy, make any determination necessary or advisable in administering this Policy, and modify, supplement, rescind or replace all or any portion of this Policy, in each case, in accordance with the Applicable Rules. The Committee is authorized to take appropriate steps to implement this Policy with respect to Incentive Compensation arrangements with Covered Persons. Subject to any limitation under the Applicable Rules or pursuant to other applicable law, the Committee may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy.
Any right of recoupment or recovery under this Policy shall apply in addition to, and not in lieu of, any other remedies that may be available to the Company, at law or pursuant to any other plan, policy, employment agreement or grant agreement, provided that the Company shall not recoup or recover amounts under any such other plan, policy or agreement to the extent such amounts are recovered hereunder. The Company shall file all disclosures with respect to this Policy in accordance with the requirements or the Applicable Rules and other applicable law. The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary, including as and when it determines that it is legally required by the Applicable Rules or pursuant to other applicable law. This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.
September 2023